September 30, 2005

Mr. Jorge Bonilla
Senior Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EasyLink Services Corporation
Form 10-K for Fiscal Year Ended Dec. 31, 2004
Form 10-Q for fiscal Quarter Ended Mar 31, 2005
File No. 0-26371

Dear Mr. Bonilla:

This letter is in response to the comments included in your August 26, 2005 letter concerning the Securities and Exchange Commission filings noted above for EasyLink Services Corporation. In responding to your comments the Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses follow in the same order as presented in your August 26, 2005 letter.

Item 7A Quantitative and Qualitative Disclosures about Market Risk, page 35

1.	Please tell us how you considered the disclosure requirements of Item 3-05 of Regulation S-K with respect to your fixed rate and variable rate debt, as there is fair value risk associated with the first and cash flow risk related to the second.

As of December 31, 2004 the Company’s fixed debt amounted to only $1.4 million which was paid on its maturity date of February 1, 2005. As discussed in Note 1(o) to the financial statements, the fair value of this debt was considered to be equal to its face value because of the proximity to the maturity date.

However, the most significant debt at December 31, 2004 was a $12 million liability to Wells Fargo that was incurred in December 2004. All of the company’s previous debt was fixed rate. The Wells Fargo debt was a variable rate obligation and fluctuation in interest rates represented a cash flow risk to the Company. The Company will expand the disclosure of this risk in all subsequent filings with the Securities and Exchange Commission.

Note 1 Summary of Operations and Significant Accounting Policies – Note 1(L) Revenue Recognition, page 48

2.	We note from your disclosures on page 7 that you offer customer support. Please tell us if the customer support is included in your customer’s contract. If so, explain your accounting to us for these multiple element arrangements. Refer to EITF 00-21.

Customer support is a part of the service provided to all customers enabling them to report problems with their service or make inquires concerning their billing at any time and can be considered a customer support line. This enables the Company to monitor problems in its network and to resolve such problems as quickly as possible, not only for a particular customer but for all customers who might experience a similar problem in processing their transactions through the EasyLink network. Customer support is therefore in place to ensure our customers can report problems and resume utilizing service in a timely manner. There is no charge for customer support and, likewise, customers do not receive a reduction in their monthly bill if they do not access the customer support line. As such the company does not believe its customer service support is a separate service provided as part of a multiple deliverable arrangement (“MDA”) as set forth in EITF 00-21. The standard EasyLink Services customer contract does not specify Customer Service as a distinct separate service being provided. However, in a very limited number of contracts, a customer may request the existence of customer service to be confirmed in their contract.

The evaluation of Customer support as a separate item as part of a MDA in accordance with EITF 00-21 follows:

(1)	The deliverable item does not have stand-alone value to the customer. The service is only useful to the customer as a supplement to the network service being provided by EasyLink.

(2)	There is no objective and reliable evidence regarding the fair value of the Customer support function as it is not sold separately. In fact it can have no value to customers who experience no problems with their network service.

(3)	A right of return with respect to the delivered item is not applicable to Customer support.

Based on the above, the Company does not believe that customer support meets the criteria as a separate unit of accounting.

Note 2 Sale of Businesses/MailWatch Service Line, page 52

3.	Please explain to us your consideration of SFAS 144 regarding the reporting of the sale of the MailWatch Service Line in 2004 in continuing operations.

On July 31, 2004, EasyLink sold its MailWatch Service Line to Infocrossing Services, Inc. for a total purchase price of $5 million to include $3.5 million in cash and approximately $1.5 million in Infocrossing stock. The sale includes the MailWatch customer base and network assets employed in providing the MailWatch service at the Company’s Dayton, Ohio and Jersey City, NJ locations.

SFAS No. 144 specifies in paragraph 41 that “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity”. Paragraph 42 further states that “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations …if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Easylink has not treated the MailWatch Service line as a discontinued operation in its 2004 financial statements because its operations and cash flows cannot be clearly distinguished from the rest of the entity. Although revenues, certain direct telecom and royalty charges and certain depreciation costs can be separately identified, all other costs represent allocated expenses out of the total company expenses for each department. These allocated expenses include network access expenses included in cost of revenues, billing and collection expenses, sales and marketing costs, customer support, new customer development work and management expenses. Furthermore, the basis for the allocation is based on management’s judgement and is only relative to management’s evaluation of costs for one period in comparison to another. Since the allocations represent such a significant part of the operations it is not possible to “clearly distinguish” the Mailwatch operations and cash flows from the total EasyLink company operations and cash flows. Accordingly, the results for the MailWatch Service Line through the date of sale have been included in continuing operations.

Note 3 Sale of Internet Domain Names, page 52

4.	Please tell us the accounting literature you used to support the recognition of gain from the sale of the internet domain name portfolio in 2004. Also, provide us information that supports the following:
•	The sales price is reasonable and objectively supportable.
•	The buyer is independent and has economic substance.
•	You are not required to support the property sold.
In addition, please tell us how you will report the subsequent revenue you will receive from the domain names and refer us to the accounting literature that supports this treatment.

Please tell us the accounting literature you used to support the recognition of gain from the sale of the internet domain name portfolio in 2004.

The Company has utilized the general concepts of FASB Concept Statements No. (CON) 5 as the accounting literature supporting the recognition of the gain related to the sale of the domain name portfolio. Specifically, CON 5, para. 83a states that “gains are realized when products (goods or services), merchandise or other assets are exchanged for cash or claims to cash. Revenues and gains are realizable when related assets received or held are readily convertible to known amounts of cash or claims to cash.” With respect to the sale of the domain name portfolio, the Company exchanged an asset for a known amount of cash at the closing date and appropriately recognized a gain from the transaction. Contingent consideration was not considered in the determination of the gain in 2004.

Also, provide us information that supports the following:
•	The sales price is reasonable and objectively supportable.
•	The buyer is independent and has economic substance.
•	You are not required to support the property sold.

The sales price is reasonable and objectively supportable.

The Company believes that the sales price is reasonable because the board of directors approved the sale based upon the recommendation of a special committee of independent directors that was formed to evaluate the proposed sale of the domain portfolio. The special committee made its recommendation after due deliberation over an extended period and determined that it was the best alternative for the Company as compared to other offers or retaining the assets. The Company believes that the sales price is objectively supportable because the Company recorded the transaction based upon the amount of cash paid by the buyer.

By way of background, in the fourth quarter of 2000, the Company announced its intention to divest all of its non-core assets, including its portfolio of Internet domain names. Gerald Gorman, chairman of the board of the Company, subsequently made a proposal to purchase this portfolio. Because Mr. Gorman was a director, officer and stockholder, the Company’s board of directors formed in June 2003 a special committee of the board consisting of two independent directors to consider Mr. Gorman’s proposal. The special committee retained independent legal counsel to advise it in connection with its consideration of the domain portfolio. The special committee also engaged an appraisal firm and a financial advisory firm to assist it in its evaluation. The special committee also provided third parties that had expressed an interest in purchasing the domains an opportunity to submit offers to purchase the portfolio. The special committee considered all third party proposals to purchase all or part of the internet domain portfolio that were submitted and determined that the accepted proposal was superior based on its evaluation and consideration of all of the terms, which included an immediate cash payment to the Company, a call option to repurchase the domain portfolio, the immediate resignation of Mr. Gorman as a director and officer of the Company and an immediate conversion by Mr. Gorman of all of his shares of Class B 10 for 1 super-voting stock into shares of Class A 1 for 1 regular voting stock. As a result of the transaction, Mr. Gorman became an independent, non-affiliated party with respect to the Company.

The buyer is independent and has economic substance.

The Company believes the buyer has economic substance since, as part of the transaction, the buyer paid cash for the domain name portfolio. As described in the footnotes to the financial statements, at the time the transaction was considered by the board of directors, Mr. Gorman was an officer and director of the Company and was not considered independent. As a result, the special committee of independent directors was formed to consider the proposal to purchase the domain portfolio. As noted above, however, as a result of the transaction ultimately negotiated by the special committee, Mr. Gorman became an independent, non-affiliated party with respect to the Company. Moreover, the Company has no interest in the buyer.

You are not required to support the property sold.

Under the terms of the sale, the Company has no obligation to support the internet domain portfolio and the buyer has no option to require the Company to repurchase the portfolio for any price or under any circumstance. Furthermore, as stated above, the Company has no interest in the buyer.

In addition, please tell us how you will report the subsequent revenue you will receive from the domain names and refer us to the accounting literature that supports this treatment.

The domain portfolio purchase agreement called for revenue sharing to begin in 2006. The Company recently announced that on August 23, 2005 it entered into an amendment of the domain portfolio purchase agreement to terminate its call option and all of its rights under the domain portfolio purchase agreement to receive a share of revenues derived from the domains in exchange for total consideration of $2 million, including a note receivable. As a result of the cancellation of the call option and the revenue sharing arrangement, the Company will not be entitled to receive any revenues from the domains in the future. Accordingly, there is no further consideration required concerning the accounting for the contingent revenue.

Note 3 Sale of Internet Domain Names, page 52

5.	Please explain to us your consideration of SFAS 144 regarding the reporting of the sale of the internet domain name portfolio in 2004 in continuing operations.

The Company did not treat the operations and ultimate sale of the domain name portfolio as a discontinued operation in its 2004 financial statements because its operations and cash flows cannot be clearly distinguished from the rest of the entity. All expenses related to the domain name portfolio were integral expenses of the total Company including administration, management, and billing and collection expenses. Accordingly the gain on sale of domain names was reported in continuing operations.

Note 10 Related Party Transactions, page 57

6.	We note the conversion of debt into shares of class A common stock for the debt held by Federal Partners and George Abi Zeid. Please tell us how each transaction was accounted for and what accounting literature you used to support your conclusions.

The applicable literature for these transactions is paragraph 15 of FAS 15: Accounting by Debtors and Creditors for Troubled Debt Restructurings. Paragraph 15 states, “A debtor that issues or otherwise grants an equity interest to a creditor to settle fully a payable shall account for the equity interest at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable settled shall be recognized as a gain on restructuring of payables.” The transactions with Federal Partners and George Abi Zeid were accounted for by recording the capital stock issued at the fair market value at the date of issuance (as determined by the market price at the transaction date) with a gain resulting from the excess of the carrying value of the debt over the fair market value of the stock issued.

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Please contact me at 732-652-3792 if you have any questions on our responses or if you have any additional comments.

Sincerely,

s/Michael Doyle
Michael Doyle
Vice President, Chief Financial Officer